October 6, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549-3720

Attention:	Joseph M. Kempf, Senior Staff Accountant
Robert S. Littlepage, Accountant Branch Chief

Re:                               UTStarcom, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed June 1, 2006 and as amended June 26, 2006
Form 10-Q for Fiscal Quarter Ended June 30, 2006
File No. 0-29661

Dear Mr. Kempf:

This letter is to request additional time to allow UTStarcom, Inc. (the “Company”) to respond to the Staff’s September 25, 2006 comment letter (the “Comment Letter”). As we discussed during our telephone conversation of October 5, 2006, the Company is currently resource-constrained due to the fact that it is conducting its financial closing for the quarter ended September 30, 2006. As a result, the Company respectfully request that the time period for the Company to respond to the Comment Letter be extended to October 31, 2006.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

UTSTARCOM, INC.

/S/ Francis P. Barton
Francis P. Barton
Chief Financial Officer